
03025557

As filed with the Securities and Exchange Commission on June 27, 2003.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 30 2003
181
SECTION

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES ACT OF 1934

For the transition period from ________ to ________

Commission File No: 0-14320

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.
2. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001.
3. Schedule of Assets Held for Investment Purposes.
4. Schedule of Reportable Transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN



June 27, 2003

Alan D. Tracy
Authorized member of the Administrative Committee

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

TABLE OF CONTENTS



WHITLEY PENN

CPAs AND PROFESSIONAL CONSULTANTS

Partners

Larry G. Autrey, P.C.

Felix J. Lozano III, P.C.

Scott A. Mayfield, P.C.

Ricky L. McBride, P.C.

David L. Neal, P.C.

James C. Penn, P.C.

Thomas J. Rein, P.C.

Mark A. Topel, P.C.

J. Alan White, P.C.

B. Glen Whitley, P.C.

REPORT OF INDEPENDENT AUDITORS

Administrative Committee
UICI Employee Stock Ownership and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the UICI Employee Stock Ownership and Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at Year End and the Form 5500, Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whitley Penn

Fort Worth, Texas
June 12, 2003

Dallas: 5420 LBJ Freeway, Suite 1440 • Dallas, Texas 75240 • (972) 392-6600 • *fax* (972) 392-6601
Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *fax* (817) 656-4013

www.wpcpa.com

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,

	2002	2001
ASSETS:		
Investments, at fair value:		
UICI Common Stock	$ 47,088,152	$ 34,723,134
UICI Common Stock - Unallocated Company Stock Account	-	9,136,638
The Munder Cash Investment Fund Class K	5,186,461	4,647,970
Fidelity Advisor Intermediate Bond Fund, Institutional Class	1,245,210	569,860
Dreyfus 100% Treasury Intermediate Term Fund	922,895	338,377
Janus Balanced Fund	3,034,419	2,895,028
Federated Max-Cap Index Fund, Institutional Shares	1,369,026	1,812,972
Fidelity Advisor Equity Growth Fund, Institutional Class	1,592,945	1,844,815
Franklin Small-Mid Cap Growth Fund, Class I	1,257,476	1,341,057
Participant loans	1,439,604	598
Investments at fair value, closed to new participant contributions:		
AMLI Residential Properties Trust	471,930	415,373
Pacific Gateway Exchange, Inc. Common Stock	-	14
Total investments	63,608,118	57,725,836
Cash	72	-
Accrued investment income	12,357	10,801
Participant contributions receivable	336,963	241,589
Employer contributions receivable	357,732	266,620
Total assets	64,315,242	58,244,846
LIABILITIES:		
Note payable	-	3,553,138
Accrued interest	-	9,838
Checks written in excess of bank balance	-	619
Total liabilities	-	3,563,595
NET ASSETS AVAILABLE FOR BENEFITS	$ 64,315,242	$ 54,681,251

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,

	2002	2001
ADDITIONS TO NET ASSETS:		
Investment income:		
Dividends and interest	$ 282,852	$ 339,496
Net appreciation in fair value of investments	5,149,777	24,778,839
Total investment income	5,432,629	25,118,335
Contributions:		
Employer	4,474,202	3,583,304
Participant	4,478,327	3,458,850
Rollovers and plan to plan transfers	2,547,289	441,406
Total contributions	11,499,818	7,483,560
Total additions	16,932,447	32,601,895
DEDUCTIONS FROM NET ASSETS:		
Payments to participants	7,198,461	5,944,644
Interest expense	99,995	317,674
Total deductions	7,298,456	6,262,318
NET INCREASE	9,633,991	26,339,577
NET ASSETS AVAILABLE FOR BENEFITS		
At beginning of year	54,681,251	28,341,674
At end of year	$ 64,315,242	$ 54,681,251

See notes to financial statements.

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

A. DESCRIPTION OF PLAN

The following description of the UICI Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and other plan documents for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan sponsored by and available to employees of UICI and its participating affiliated companies (the "Company"). The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited for their individual financial objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and includes a qualified deferred arrangement, as described in Section 401(k) of the Code. The Plan also has features of an employee stock ownership plan ("ESOP"), whereby employer contributions are invested in UICI common stock (the "Company's stock"). The Plan and the Trust created thereunder became effective January 1, 1987, and are subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On August 11, 2000, the Plan became a "leveraged ESOP" when the Plan obtained a loan to purchase newly issued shares of the Company's stock. (See Note E.)

PLAN ADMINISTRATION

The Plan is administered by Administrative and Investment Committees appointed by the Company's Board of Directors (the "Board"). Comerica Bank - Texas serves as the Plan's directed trustee and recordkeeper.

ELIGIBILITY

Employees of the Company who are at least 18 years of age participate in the Plan upon completing one calendar quarter of service.

CONTRIBUTIONS

Participants may reduce their compensation by any whole percentage and contribute the reduction to the Plan ("salary deferrals"). Participants who are at least age 50 or who will attain the age of 50 by the end of the year may make additional "catch-up" contributions in excess of the general deferral limit. (See Note H). Salary deferral percentages may be changed quarterly. Participant contributions also include rollovers and transfers from other qualified plans maintained by participants' former employers.

The Company is required to contribute an amount equal to 1% of participants' annual compensation ("supplemental contributions") and may contribute a larger percentage at its discretion. The Company set the level of supplemental contributions at 3% of annual compensation for 2002 and 2001. Matching contributions may also be made by the Company at the discretion of the Board. For 2002 and 2001, the Company matched one-half of a participant's salary deferral of 6% or less.

Monthly matching and supplemental contributions received by the Trust are invested in Company Stock or used to repay an outstanding ESOP Loan. The monthly matching and supplemental contributions repaid the loan during October of 2002 in advance of its scheduled maturity date of July 31, 2003. When loan repayments are made, shares of the Company's stock are released from the Unallocated Company Stock Account, deposited in the UICI Common Stock Fund, and allocated to participants' accounts. The number of shares released is determined under federal laws governing the administration of ESOPs.

All contributions to the Plan may not be in excess of limits provided in the Code.

PARTICIPANT DIRECTED ACCOUNTS

Participants have the right to direct the investment of their salary deferral accounts and their rollover or plan transfer accounts. Participants may invest in one or more of the eight investment options selected by the Investment Committee. Participants may realign invested balances daily if desired.

On October 4, 2002, the investment committee decided to discontinue offering the common shares of AMLI Residential Properties Trust ("AML") as an investment option for new participant contributions. However, participants may continue to hold existing AML investments.

On February 3, 1998, the investment committee decided to discontinue offering the common stock of Pacific Gateway Exchange, Inc. ("PGEX") as an investment option for new participant contributions. However, participants may continue to hold existing PGEX investments.

NON-PARTICIPANT DIRECTED ACCOUNTS

Participant direction rights do not extend to matching and supplemental contribution accounts, which are invested by the Investment Committee in the Company's stock or used to repay any outstanding ESOP loan.

EMPLOYEE STOCK OWNERSHIP COMPONENT OF THE PLAN ("ESOP")

The Plan consists of two components – a non-ESOP component (participant directed) and an ESOP component (non-participant directed). The non-ESOP component generally consists of participants' salary deferral, rollover, and plan transfer accounts. The ESOP component generally consists of the matching and supplemental contribution accounts which are invested by the Investment Committee in the Company's stock or used to repay any outstanding ESOP loan.

INVESTMENT OPTIONS

Investment options available to participants as of December 31, 2002 are as follows:

SINGLE SECURITIES –

- UICI Common Stock – An employer security (NYSE: UCI).

MUTUAL FUNDS –

- The Munder Cash Investment Fund Class K
- Fidelity Advisor Intermediate Bond Fund, Institutional Class
- Dreyfus 100% Treasury Intermediate Term Fund
- Janus Balanced Fund
- Federated Max-Cap Index Fund, Institutional Shares
- Fidelity Advisor Equity Growth Fund, Institutional Class
- Franklin Small-Mid Cap Growth I Fund

PARTICIPANT LOANS

Plan Loans are available to active Participants. Participants may have only one loan outstanding at any time and may borrow no less than $1,000. Investments in a Participant's salary deferral, rollover, and transfer accounts will be sold to fund the Plan Loan. The amount a Participant may borrow is generally limited to the lesser of (a) 100% of their salary deferral, rollover, and transfer accounts, (b) 50% of the vested balance of all accounts, or (c) $50,000. Loans are to be repaid in level installments through payroll deduction over a period of not less than one year or greater than five years. Interest will be charged at a commercially reasonable rate and fixed at the time of the loan. The participant loans outstanding as of December 31, 2001 are loans received by the Plan from the Educational Loan Administration Group, Inc. 401(k) Retirement Savings Plan in August of 2000.

EARNINGS ALLOCATION

Plan earnings and market appreciation (depreciation) are allocated to participants' accounts daily based on individual account balances.

VESTING

Participants' contributions to the Plan and investment earnings or losses thereon are fully vested at the time of contribution. The number of years of service required to vest in Company matching and supplemental contributions and investment earnings or losses thereon is as follows.

Number of completed years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Participants automatically become fully vested when they attain the age of 65 or in the event they die or become permanently and totally disabled while employed by the Company.

PAYMENT OF BENEFITS

Benefits are payable to participants (or their beneficiary) upon termination of employment, normal retirement at age 65, total disability, or death. Participants employed by the Company may also request benefits after attaining age 59½ or upon financial hardship as defined by the Internal Revenue Service. Benefit distributions are to be paid in whole shares of the Company's stock plus cash for the participant's other investment funds, including fractional shares of the Company's stock. However, participants may elect to receive cash in lieu of shares of the Company's stock.

As of December 31, 2002, distribution requests from 13 participants were in process and had not been paid. All 13 requested distributions were subsequently paid by January 22, 2003 totaling $78,085.

REALLOCATION OF NON-VESTED BALANCES

The non-vested portion of matching and supplemental contribution accounts of a withdrawing participant are forfeited when the participant receives a distribution of vested benefits or after the passing of five years, whichever is earlier. If a participant received a distribution of vested benefits before January 1, 2000 and is rehired by the Company within five years, the non-vested amounts, if any, are restored to an account for the returning participant. Rehired participants that received a distribution of vested benefits on or after January 1, 2000 will be required to repay the distribution before non-vested benefits are restored to their accounts.

The non-vested portions forfeited by participants are reallocated on the last day of the year to participants who are employed by the Company on that date or who died or retired during the year. The allocation is made based on participants' annual compensation for the year. Annual compensation used in this allocation is limited to $40,000 for any one participant. Limiting compensation to $40,000 results in a more uniform forfeiture allocation among all participants. The value of 2002 and 2001 forfeitures at the end of each plan year were $1,627,000 and $1,048,000, respectively.

DIVERSIFICATION OF ESOP ACCOUNTS

Participants who are at least 55 years of age and have participated in the Plan for at least ten years may diversify specified portions of the Company's stock held in their ESOP accounts. Diversification may be accomplished by 1) realigning the specified portion of the ESOP accounts in any combination of the other investment funds available in the Plan or 2) by requesting a distribution of the specified portion from the ESOP accounts. The election is available to qualifying participants for a limited number of years and must be made within the first 90 days of the year.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

INVESTMENTS

Investments are stated at estimated fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Contributions are accrued in the period in which they are deducted in accordance with salary deferral arrangements and as they become obligations of the Company. Contributions exceeding allowable limits in the Code are accrued as liabilities due participants in the year the contributions were originally received.

PAYMENT OF BENEFITS

Benefits are recorded when paid. Benefits paid to participants using marketable securities are accounted for at market value on the date of distribution.

RISKS AND UNCERTAINTIES

Invested funds are exposed to various risks, such as interest rate, market, and credit risks. The nature and level of risks differ between stocks, bonds, or other investment securities. Changes in risks in the near term may materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

PLAN EXPENSES

The Plan bears no costs of plan administration. Certain administrative functions are performed by employees of the Company, including members of the Administrative and Investment Committees, without compensation from the Plan. Fees charged by the Plan's outside legal counsel and independent auditor plus the administration fees charged by the trustee and recordkeeper are borne by the Company.

C. INVESTMENTS

Individual investments with market values greater than 5% of net assets available for benefits on December 31, 2002 and 2001 are as follows:

	2002
UICI Common Stock	$ 47,088,152
The Munder Cash Investment Fund Class K	5,186,461
Total	$ 52,274,613

	2001
UICI Common Stock	$ 34,723,134
UICI Common Stock - Unallocated Company Stock Account	9,136,638
The Munder Cash Investment Fund Class K	4,647,970
Janus Balanced Fund	2,895,028
Total	$ 51,402,770

At December 31, 2002 and 2001, the percentage of the Plan's investments held in the Company's stock was 74.0% and 75.8%, respectively. The 3,028,177 allocated shares of the Company's stock held by the Plan on December 31, 2002 represents 6.6% of the 46,134,350 UICI common shares outstanding on that date. The 676,788 unallocated shares of the Company's stock held in the Unallocated Company Stock Account on December 31, 2001 were not considered outstanding until the shares were released and allocated to participants during 2002.

During the years ended December 31, 2002 and 2001, the Plan's investments appreciated (depreciated) in value as indicated in the following tables. The appreciated (depreciated) amounts include gains and losses on investments bought and sold as well as held during the year.

	2002		
	Allocated	Unallocated	Total
Mutual Funds	$(1,708,473)	$ -	$(1,708,473)
AMLI Residential Properties Trust	(74,979)	-	(74,979)
Pacific Gateway Exchange, Inc.	(10)	-	(10)
UICI Common Stock Fund	4,670,096	-	4,670,096
Unallocated Company Stock Account	-	2,263,143	2,263,143
Total appreciation in value	$ 2,886,634	$ 2,263,143	$ 5,149,777

	2001		
	Allocated	Unallocated	Total
Mutual Funds	$(1,064,045)	$ -	$(1,064,045)
AMLI Residential Properties Trust	(11,066)	-	(11,066)
Pacific Gateway Exchange, Inc.	(4,761)	-	(4,761)
UICI Common Stock Fund	17,775,471	-	17,775,471
Unallocated Company Stock Account	-	8,083,240	8,083,240
Total appreciation in value	$ 16,695,599	$ 8,083,240	$ 24,778,839

D. NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets available for benefits relating to non-participant directed investments on December 31, 2002 are as follows:

	2002		
	Allocated	Unallocated	Total
ASSETS:			
Investments in UICI Common Stock, at fair value:			
Allocated Accounts	$ 39,893,572	$ -	$ 39,893,572
Unallocated Company Stock Account	-	-	-
Total investments	39,893,572	-	39,893,572
Employer contributions receivable	357,732	-	357,732
NET ASSETS AVAILABLE FOR BENEFITS	$ 40,251,304	$ -	$ 40,251,304

UICI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

The changes in net assets available for benefits during 2002 relating to non-participant directed investments are as follows:

	2002		
	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS:			
Investment income:			
Net appreciation in fair value of investments	3,466,705	2,263,143	5,729,848
Other additions:			
Employer contributions	1,077,852	3,396,350	4,474,202
Allocation of shares	11,399,780	-	11,399,780
Total additions	15,944,337	5,659,493	21,603,830
DEDUCTIONS FROM NET ASSETS:			
Payments to participants	3,634,714	-	3,634,714
Allocation of shares	-	11,399,780	11,399,780
Interest expense	-	99,995	99,995
Total deductions	3,634,714	11,499,775	15,134,489
NET INCREASE (DECREASE)	12,309,623	(5,840,282)	6,469,341
NET ASSETS AVAILABLE FOR BENEFITS			
At beginning of year	27,941,681	5,840,282	33,781,963
At end of year	$ 40,251,304	$ 0	$ 40,251,304

The net assets available for benefits relating to non-participant directed investments on December 31, 2001 are as follows:

	2001		
	Allocated	Unallocated	Total
ASSETS:			
Investments in UICI Common Stock, at fair value:			
Allocated Accounts	$ 27,941,681	$ -	$ 27,941,681
Unallocated Company Stock Account	-	9,136,638	9,136,638
Total investments	27,941,681	9,136,638	37,078,319
Employer contributions receivable	-	266,620	266,620
Total assets	$ 27,941,681	$ 9,403,258	$ 37,344,939
LIABILITIES:			
Note payable	-	3,553,138	3,553,138
Accrued interest	-	9,838	9,838
Total liabilities	$ -	$ 3,562,976	$ 3,562,976
NET ASSETS AVAILABLE FOR BENEFITS	$ 27,941,681	$ 5,840,282	$ 33,781,963

The changes in net assets available for benefits during 2001 relating to non-participant directed investments are as follows:

	2001		
	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS:			
Investment income:			
Net appreciation in fair value of investments	13,943,512	8,083,240	22,026,752
Other additions:			
Employer contributions	-	3,583,304	3,583,304
Allocation of shares	6,664,443	-	6,664,443
Total additions	20,607,955	11,666,544	32,274,499
DEDUCTIONS FROM NET ASSETS:			
Payments to participants	2,728,396	-	2,728,396
Allocation of shares	-	6,664,443	6,664,443
Interest expense	-	317,674	317,674
Total deductions	2,728,396	6,982,117	9,710,513
NET INCREASE	17,879,559	4, 684,427	22,563,986
NET ASSETS AVAILABLE FOR BENEFITS			
At beginning of year	10,062,122	1,155,855	11,217,977
At end of year	$ 27,941,681	$ 5,840,282	$ 33,781,963

E. NOTE PAYABLE

On August 11, 2000, the Plan purchased 1,610,000 newly issued shares of the Company's stock at $5.25 a share for a total purchase price of $8,452,500 financed by a term loan ("ESOP loan") issued to the Company. Interest accrued on the ESOP Loan at the annual rate of 6.23% and the loan was scheduled to be repaid in 36 monthly installments of $258,023 including interest. Monthly matching and supplemental contributions received by the Trust after August 11, 2000 were used to repay the ESOP loan. Monthly matching and supplemental contributions exceeded the amount of scheduled installments resulting in repayment of the ESOP loan in full during October of 2002 well in advance of its July 31, 2003 scheduled maturity date.

The 1,610,000 shares of the Company's stock purchased in August 2000 transaction were deposited in the "Unallocated Company Stock Account" and subsequently released from this account and allocated to participants' accounts as the principal balance of the ESOP loan was reduced. Shares of the Company's stock in the Unallocated Company Stock Account were held as collateral for the outstanding ESOP loan.

The principal balance of the ESOP loan was reduced by $3,553,138 and $3,270,994 during 2002 and 2001, respectively. Accordingly, participants were allocated 676,788 shares of the Company's stock during 2002 worth $11,399,780 when released, an average value of $16.84 per share. During 2001 the Plan released 623,047 shares of the Company's stock to participants worth $6,664,443 at an average value of $10.70 per share.

F. PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

G. TAX STATUS

The Plan obtained determination letters dated July 15, 2002 in which the Internal Revenue Service concluded that the Plan, as then designed, was a qualified plan under Section 401(a) and was an employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan's most recent determination letter was issued on the Plan and Trust as amended and restated effective January 1, 2001 (the "2001 Plan") and considered the qualification requirements of enacted law prior to the Economic Growth and Tax Relief Reconciliation Act of 2001. The 2001 Plan has been amended since receiving the most recent determination letter. The Company and the Plan's legal counsel believe that the Plan as newly designed and operated is in compliance with the applicable requirements of the Code.

Contributions to the Plan and any income thereon are not subject to income taxes until distributed to participants by the Plan. The amount of income tax participants or their beneficiaries must pay upon distribution of benefits is prescribed by the Code and is dependent upon the method and form of distribution.

H. PLAN AMENDMENTS

Per the December 6, 2001 plan amendment, the 2001 Plan combines the Plan and all amendments into a single plan document and a single trust document. In addition, the 2001 Plan included the 6-year graduated vesting schedule required by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("the 2001 Act") to be effective for the 2002 plan year. Before this change, the Plan included a 7-year graduated vesting schedule.

The Company implemented other discretionary opportunities contained in the 2001 Act by amending the Plan on February 6, 2002. The more notable discretionary opportunities implemented by the amendment are described below and were effective on January 1, 2002.

GENERAL DEFERRAL AND ANNUAL ADDITIONS LIMITS

Participants may reduce their compensation by any whole percentage and contribute their reduced compensation to the Plan ("salary deferrals"). However, salary deferrals cannot exceed the general deferral limit imposed by the Code ($11,000 and $10,500 for 2002 and 2001, respectively). Before this change, salary deferrals were limited by the Plan to 15% of a Participant's compensation.

Additions to all accounts maintained for a Participant from all sources (excluding investment income) cannot exceed in any one year the lesser of the Participant's compensation or $40,000. Before this change annual additions were limited to the lesser of 25% of the Participant's compensation or $35,000.

CATCH-UP CONTRIBUTIONS

Participants who are at least age 50 or who will attain the age of 50 by the end of the year may make additional contributions in excess of the general deferral limit. For 2002, eligible participants can contribute an additional $1,000 as a catch-up contribution effectively increasing the general deferral limit from $11,000 to $12,000 for 2002. The additional amount allowed as a catch-up contribution increases by $1,000 each year to a maximum annual catch-up contribution of $5,000 by 2006.

SUSPENSION PERIOD FOLLOWING FINANCIAL HARDSHIP WITHDRAWALS

Participants are required to suspend their salary deferral contributions for a period of six months as a consequence of withdrawing funds for a financial hardship. Prior to 2002, the suspension period was one year.

CASH OUT RULES

After satisfying certain advance notice requirements, Plans are allowed to distribute vested benefits to participants who terminate with vested balances of less than $5,000. If a terminated participant's vested balance is over $5,000, distributions generally cannot be paid by the Plan until requested by the Participant. Beginning in 2002, Plan's are allowed to cash-out terminated participants with vested balances greater than $5,000 when the excess is attributable to balances in the Participant's rollover and transfer accounts.

Plan Loans became available to active Participants effective July 1, 2002 according to the loan policy, limits, and terms described in Note A.

I. ASSET TRANSFERS

Effective June 15, 2002, the Company and HealthAxis, Inc. ("HA") terminated a contract whereby HA provided information systems and software development services to the Company. Substantially all of the HA technical personnel that provided the services to the Company transferred to the Company on June 17, 2002 pursuant to the agreement. HA maintained a retirement plan for its employees (the "HA plan"). By August 31, 2002, accounts of the former HA employees with an aggregate value of $1,461,592 were transferred to the Plan from the HA plan.

J. SUBSEQUENT EVENTS

On or after December 16, 1999, several security class actions were filed against the Company and its executive officers. These separate class actions were subsequently consolidated into one class action entitled Silver v. UICI, et al (the "Silver Case"). The Company proposed a settlement of the Silver Case that created a fund of $16 million (the "Settlement Fund") for the benefit of stockholders who purchased shares of the Company on February 10, 1999 through December 9, 1999 (the "Class" and "Class Period"). The Settlement Fund has been and continues to accrue interest for the benefit of the Class. Final settlement of the Silver Case and distribution of the Settlement Fund is conditioned upon the occurrence of certain events. If these events occur, administrative costs and plaintiff attorneys' fees will be paid from the Settlement Fund with the balance distributed to the Class according to a plan of allocation that is based on claims filed by members of the Class. On or about March 21, 2003, the plan trustee filed, at the direction of the Administrative Committee, a claim on behalf of the Trust and its participants to recover its share of the Settlement Fund. The Trust's share of Settlement Fund, if any, is uncertain. However, based on (i) the claim filed by the Trustee and (ii) the plaintiffs anticipated per-share distribution of $1.72, the Trust may receive approximately $488,000. Any settlement received by the Trust will be allocated to current and former participants who participated in the Plan during the Class Period using a plan of allocation that mirrors to the extent possible, the plan of allocation used in the Silver Case UICI Employee Stock Ownership and Savings Plan.

FORM 5500, SCHEDULE H, LINE 4i
– SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

DECEMBER 31, 2002

FEIN: 75-2044750

PLAN NUMBER: 001

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Non-Participant-directed			
*	UICI Common Stock	2,565,503 common shares	$22,699,864	$39,893,572
	Participant-directed			
*	UICI Common Stock	462,674 common shares	-	7,194,580
*	AMLI Residential Properties Trust	22,177 trust shares	-	471,930
	The Munder Cash Investment Fund Class K	5,186,461 mutual fund shares	-	5,186,461
	Fidelity Advisor Intermediate Bond Fund, Institutional Class	110,293 mutual fund shares	-	1,245,210
	Dreyfus 100% Treasury Intermediate Term Fund	70,504 mutual fund shares	-	922,895
	Janus Balanced Fund	169,710 mutual fund shares	-	3,034,419
	Federated Max-Cap Index Fund, Institutional Shares	76,782 mutual fund shares	-	1,369,026
	Fidelity Advisor Equity Growth Fund, Institutional Class	45,396 mutual fund shares	-	1,592,945
	Franklin Small-Mid Cap Growth I Fund	57,288 mutual fund shares	-	1,257,476
*	Participant loans at prime plus 1 percent		-	1,439,604
	Total investments			$63,608,118

Column (d) is not applicable for participant-directed individual accounts.

* Indicates a party-in-interest.

FORM 5500, SCHEDULE H, LINE 4j
– SCHEDULE OF REPORTABLE TRANSACTIONS

(SERIES OF TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS)

DECEMBER 31, 2002

FEIN: 75-2044750

PLAN NUMBER: 001

(a) Identity of party	(b) Description of investment	(c) Purchase price	(d) Selling price	(g) Cost	(h) Current value on transaction date	(i) Net gain
General public	UICI common stock	-	$5,693,837	$ 3,349,812	$ 5,693,837	$ 2,344,025

Columns (e) and (f) are not applicable.



WHITLEY PENN

CPAs AND PROFESSIONAL CONSULTANTS

Partners

Larry G. Autrey, P.C.

Felix J. Lozano III, P.C.

Scott A. Mayfield, P.C.

Ricky L. McBride, P.C.

David L. Neal, P.C.

James C. Penn, P.C.

Thomas J. Rein, P.C.

Mark A. Topel, P.C.

J. Alan White, P.C.

B. Glen Whitley, P.C.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-11323 and 333-19891 of UICI on Form S-8 of our report dated June 12, 2003, appearing in this Annual Report on Form 11-K of the UICI Employee Stock Ownership and Savings Plan for the years ended December 31, 2002 and 2001.

Whitley Penn

June 12, 2003

Dallas: 5420 LBJ Freeway, Suite 1440 • Dallas, Texas 75240 • (972) 392-6600 • *fax* (972) 392-6601
Fort Worth: 1701 River Run Road, Suite 507 • Fort Worth, Texas 76107 • (817) 258-9100 • *fax* (817) 877-3036
Mid-Cities: 860 West Airport Freeway, Suite 601 • Hurst, Texas 76054 • (817) 258-9100 • *fax* (817) 656-4013

www.wpcpa.com